

January 12, 2021

Craig M. Dwight
Chief Executive Officer
Horizon Bancorp, Inc.
515 Franklin Street
Michigan City, IN 46360

Re: Horizon Bancorp, Inc.
Registration Statement on Form S-3
Filed January 7, 2021
File No. 333-251940

Dear Mr. Dwight:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Curt Hidde